July 7, 2025

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lulu Cheng
Sonia Benarowski

Re:	Bakkt Holdings, Inc.
Registration Statement on Form S-3
Filed June 27, 2025
File No. 333-288362

Ladies and Gentlemen:

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated July 2, 2025, concerning the Registration Statement on Form S-3 of Bakkt Holdings, Inc. (the “Company”, “we”, “us” or “our”) filed on June 27, 2025 (the “Registration Statement”). The Company has submitted today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR submission.

For reference purposes, we have set forth each comment from your letter in bold, immediately followed by the Company’s response.

Registration Statement on Form S-3

General

1.

We note you are registering for resale up to 10,339,123 shares of Class A common stock. Given the size of the offering relative to the number of shares outstanding, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which the selling shareholder is actually an underwriter selling on your behalf. For guidance, please see Question 612.09 of the Division’s Securities Act Rules Compliance & Disclosure Interpretations.

Company Response:

The Company acknowledges the Staff’s comment and respectfully submits that the proposed resale of the shares of the Company’s Class A common stock, par value $0.0001 (the “Common Stock”)

by YA II PN, Ltd. (the “Selling Stockholder”) as contemplated in the Registration Statement should not be deemed to involve an indirect primary offering and is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering on a continuous or delayed basis in the future, provided, among other things, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. With regard to the Registration Statement, neither the Company nor any of its subsidiaries is offering securities under the Registration Statement, nor is the offering being made on behalf of the Company or any of its subsidiaries.

Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”) identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering. C&DI 612.09 states in relevant part “[i]t is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We address each of the above factors in the analysis below. Based on these factors, the Company respectfully submits that the Selling Stockholder is not acting as an underwriter or otherwise as a conduit for the Company, and that the resale of shares of Common Stock by the Selling Stockholder as contemplated by the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company.

Background

On June 17, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with the Selling Stockholder, pursuant to which the Selling Stockholder purchased a $25 million convertible debenture (the “Convertible Debenture”) from the Company for a price of $23.75 million in a private placement (the “Private Placement”) on June 18, 2025 (the “Closing Date”). The Convertible Debenture matures on the first anniversary of the Closing Date, as may be extended at the option of the Selling Stockholder and is convertible, at the option of the Selling Stockholder, into shares of the Company’s Common Stock.

For so long as there is a balance outstanding under the Convertible Debenture, the Selling Stockholder, in its sole discretion, may deliver to the Company a conversion notice to cause any portion of the outstanding and unpaid balance under the Convertible Debenture to be converted (the “Conversion Amount”) into the Company’s Common Stock. The Conversion Amount will not exceed the balance owed under the Convertible Debenture on the date of delivery of the conversion notice.

The price (the “Conversion Price”) of the Common Stock to the Selling Stockholder to be issued on conversion of the Convertible Debenture will be the lower of (i) $14.51 per share of Common Stock (the “Fixed Price”) or (ii) 97% of the lowest daily volume weighted average price of the Common Stock during the five consecutive trading days immediately preceding the conversion date (the “Variable Price”), but which price shall not be lower than $2.418 per share of Common Stock (the “Floor Price”).

In addition, the Company may not issue any shares of Common Stock to the Selling Stockholder under the Purchase Agreement or under the Convertible Debenture, if, when aggregated with all other shares of Common Stock then beneficially owned by the Selling Stockholder, the Selling Stockholder’s beneficial ownership would exceed 4.99% of the then-outstanding shares of Common Stock (the “Beneficial Ownership Limitation”).

In connection with the sale of the Convertible Debenture to the Selling Stockholder, on June 17, 2025, the Company also entered a registration rights agreement (the “Registration Rights Agreement”) with the Selling Stockholder pursuant to which the Company agreed to register for resale by the Selling Stockholder up to 10,339,123 shares of Common Stock (the “Resale Shares”). The Resale Shares represent the maximum amount of shares that the Company could be required to issue to the Selling Stockholder upon conversion of the $25 million Convertible Debenture if converted at the Floor Price.

Factor 1: How Long the Selling Stockholder Has Held the Securities

The Selling Stockholder was provided with registration rights requiring that the Company use commercially reasonable efforts to file with the Commission within five business days of the Closing Date a resale registration statement and the Company agreed to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable thereafter. The timing of the filing of the Registration Statement was requested by the Selling Stockholder pursuant to the Registration Rights Agreement, and not by the Company. The Company has filed the Registration Statement to satisfy its contractual obligations, and it is in the Selling Stockholder’s discretion whether and when it converts the Convertible Debenture and whether and when it resells any shares of the Company’s Common Stock issuable upon such conversion. This practice is consistent with the longstanding practice for private placements in public equity, where investors require that a registration statement be filed shortly after closing and declared effective shortly thereafter.

Although the Selling Stockholder bargained for registration rights, those rights do not mean that the Selling Stockholder intends to effect a distribution in violation of the Securities Act. The Company further notes that registration is not equivalent to a current intent to distribute. Rather, the Convertible Debenture has a term of one year, the Selling Stockholder is not required to convert or sell any of the shares at any time or over the term of the Convertible Debenture, and the Company believes that the nature of the transaction is such that the Selling Stockholder would be expected to convert and sell at several times, depending on market conditions. Indeed, the Selling Stockholder has represented in the Purchase Agreement that it acquired the Convertible Debenture and the shares of Common Stock issuable upon conversion thereof for its own account for investment purposes and not with a view towards, or for resale in connection with, a public sale or distribution thereof, in violation of the Securities Act.

The Company respectfully submits that the Staff has permitted issuers to register privately issued shares for resale promptly following, or even prior to, the closing of a private placement transaction. While it is less likely that a selling shareholder is acting as a conduit for a primary offering the longer securities are held, this factor is not conclusive, and the Staff has recognized that a short holding period does not by itself negate valid investment intent.

Factor 2: Circumstances Under Which the Securities Were Acquired

As described above, the Selling Stockholder acquired the Convertible Debenture in the Private Placement pursuant to the terms and conditions of the Purchase Agreement, which was negotiated at arm’s length by unaffiliated parties prior to the initial filing of the Registration Statement. The

Company respectfully notes that the transaction is a traditional investment transaction and not an underwritten offering. Specifically, in a traditional underwritten offering, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. Pursuant to the terms of the Convertible Debenture, the Selling Stockholder may convert the Convertible Debenture into shares of Common Stock at a discount to the market price for the Common Stock.

The Private Placement was not entered into with a view to a “distribution” if the Registration Statement were to be declared effective. The Staff has acknowledged that a “distribution” might occur where the seller proposed to engage in selling activities that would have a substantial impact on the trading market for the securities. Here, there is no evidence that any special selling efforts or selling methods were proposed to be taken or would be taken by the Selling Stockholder if the shares of Common Stock covered by the Registration Statement were registered. The conversion is at the discretion of the Selling Stockholder, and the Company has no reason to believe that the Selling Stockholder will conduct any road shows or take any other selling activities to condition the market for its shares of Common Stock. Instead, as discussed above, the Selling Stockholder made representations and warranties in the Purchase Agreement regarding its investment intent, including that it was acquiring the Convertible Debenture and the shares of Common Stock issuable upon conversion thereof for its own account for investment purposes and not with a view towards, or for resale in connection with, the public sale or distribution thereof, in violation of the Securities Act. In addition, the Selling Stockholder represented in the Purchase Agreement that it did not have any agreement or understanding, directly or indirectly, with any person to distribute the Convertible Debenture and the shares of Common Stock issuable upon conversion thereof, in violation of applicable securities laws. The Selling Stockholder also represented that it understood that the shares of Common Stock issuable upon conversion of the Convertible Debenture would be subject to transfer restrictions and could not be resold unless registered or pursuant to an exemption from registration. Although the Selling Stockholder bargained for registration rights, those rights do not mean that the Selling Stockholder intends to effect a distribution in violation of the Securities Act. The Company further notes that registration is not equivalent to a current intent to distribute.

As a general matter, there are several reasons why investors in a private placement would want shares registered other than to effect an immediate resale. Many private investment funds are required to mark their portfolios to market. If portfolio securities are not registered, such investors are typically required to mark down the book value of those securities to reflect an illiquidity discount. That valuation does not depend on whether investors intend to dispose of their securities or to hold them for an indefinite period. In addition, investors are fiduciaries for their limited partners and other investors in the funds. As such, the investors have a common law duty to act prudently. Accordingly, the Company understands that they wish to have their securities in a more liquid form, whereas not registering the shares could prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company. Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations. Restricted securities do not qualify as “margin stock.”

Factor 3: The Selling Stockholder’s Relationship to the Company

Except for the acquisition of the Convertible Debenture pursuant to the Private Placement, the Selling Stockholder has not had any material relationship with the Company within the past three years. The Selling Stockholder will retain all proceeds from the resale of Common Stock pursuant to the Registration Statement, and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

The Selling Stockholder is not currently, and has never been, an affiliate of the Company. As a result, the Selling Stockholder has no ability, directly or indirectly, to control the actions of the Company either by contract or through management or the exercise of voting rights, and it has no access to material non-public information concerning the Company. Moreover, pursuant to the Beneficial Ownership Limitation, the Selling Stockholder may not acquire shares of Common Stock covered by the Registration Statement if it would beneficially own more than 4.99% of the Company’s outstanding Common Stock after such conversion.

Factor 4: The Amount of Shares of Common Stock Involved

The Registration Statement registers for resale up to 10,339,123 shares of Common Stock, which is the number of shares of Common Stock the Selling Stockholder would receive if the full $25 million outstanding amount of the Convertible Debenture were converted at the Floor Price. If this number of shares were issued, it would represent approximately 42% of the Company’s issued and outstanding voting securities, which is comprised of the Common Stock together with the Company’s outstanding shares of Class V common stock, par value $0.0001. However, the Company expects to issue far fewer shares of Common Stock to the Selling Stockholder upon conversion of the Convertible Debenture than the full amount of the registered shares. As noted above, the Conversion Price the Selling Stockholder will pay for shares of Common Stock is equal to the lower of the Fixed Price of $14.51 or the Variable Price at the time of the conversion. If such conversion occurred as at the date of this letter, the Variable Price would be $12.431, which is significantly higher than the Floor Price of $2.418. Such a conversion would represent 2,011,263 shares or approximately 12% of the Company’s issued and outstanding voting securities, but as a result of the Beneficial Ownership Limitation, the Selling Stockholder could never exercise its conversion rights such that its ownership would exceed 4.99% of the Company’s outstanding Common Stock.

In addition, the Company respectfully notes that Question 612.12 of the Compliance and Disclosure Interpretation Questions (“C&DI”) for Securities Act Rules describes a scenario where a holder of 73% of an issuer’s stock would be able to effect a valid secondary offering. This C&DI states: “[a] controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” In addition, Question 216.14 of the C&DIs for Securities Act Forms, regarding the use of Form S-3 to effect a secondary offering, provides that “[s]econdary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer” (emphasis added). These interpretive positions make it clear that the number of securities offered, even by an affiliate (which the Selling Stockholder is not, as discussed above), is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions make it clear that other facts must “clearly indicate” that the offering is not in reality a secondary offering. Here, the Selling Stockholder is not an “affiliate” and it will never receive more than 4.99% of the Company’s outstanding Common Stock, and the other facts with regard to the Company and the Selling Stockholder, as discussed elsewhere in this response, do not “clearly indicate” that the offering is not in reality a secondary offering. None of the circumstances of the offering indicate that the Selling Stockholder is reselling

[1]

Represents 97% of the lowest daily volume weighted average price of the Common Stock during the five consecutive trading days prior to the date of this letter. The daily volume weighted average prices of the Common Stock for the five trading days prior to the date of this letter are $18.34 on July 3, 2024, $17.51 on July 2, 2025, $13.86 on July 1, 2025, $13.89 on June 30, 2025 and $12.81 on June 27, 2025.

securities on behalf of the Company. The Selling Stockholder did not acquire securities of the Company under circumstances that would indicate that it would receive underwriting compensation from the Company in connection with the resale of shares of Common Stock under the Registration Statement or that the Company had any financial interest in the resale of such shares.

For these reasons, the Company submits that the number of shares of Common Stock should not restrict the Company’s ability to register the resale of these shares pursuant to Rule 415(a)(1)(i).

Factor 5: Whether the Selling Stockholder is in the Business of Underwriting Securities

To the Company’s knowledge, in connection with transaction of this type, the Selling Stockholder is an investor and it is not in the business of underwriting securities. In fact, the Selling Stockholder and its principals have in the past entered into investments that are substantially similar to the Private Placement.

As discussed above, in the Purchase Agreement, the Selling Stockholder represented that it was acquiring the Convertible Debenture and the shares of Common Stock issuable upon conversion thereof for its own account for investment purposes and not with a view towards, or for resale in connection with, the public sale or distribution thereof, in violation of the Securities Act. The Selling Stockholder also represented in the Purchase Agreement that does not presently have any agreement or understanding, directly or indirectly, with any person to distribute any of the Convertible Debenture and the shares of Common Stock issuable upon conversion thereof, in violation of applicable securities laws.

Factor 6: Whether Under All the Circumstances It Appears that the Selling Stockholder is Acting as a Conduit for the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company submits that the facts support the conclusion that the Selling Stockholder is acting for its own account and is not acting as a conduit for the Company in connection with the offering of the Common Stock being registered under the Registration Statement.

The Registration Statement is being filed by the Company to comply with its obligations under the Registration Rights Agreement. The Selling Stockholder acquired the Convertible Debenture in connection with a bona fide private placement transaction in which it made typical investment and private placement representations to the Company and as part of a highly negotiated securities transaction. The Company does not have an underwriting relationship with the Selling Stockholder. The Selling Stockholder is not acting on behalf of the Company with respect to the shares of Common Stock being registered, and the Company will receive no portion of the proceeds from the Selling Stockholder’s sale of shares of Common Stock.

For these reasons, the Company respectfully submits to the Staff that the proposed resale of the shares of Common Stock issuable upon the conversion of the Convertible Debenture by the Selling Stockholder as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

Selling Stockholder, page 12

2.

We note your footnote (1) on page 13. Please update the number and percent for the column titled “Shares of Class A Common Stock Owned Before the Offering” in the table to reflect the number of shares the Selling Stockholder owns as of the date of the prospectus.

Company Response: The Company acknowledges the Staff’s comment and respectfully notes that, as described in the “Selling Stockholder” section of the prospectus, the referenced table shows the Selling Stockholder’s beneficial ownership of shares of Common Stock, which beneficial ownership is determined in accordance with the rules of the Commission. Pursuant to Rule 13d-3(d) promulgated under the Securities and Exchange Act of 1934, as amended, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of a security within 60 days through the conversion of a security. As discussed above, subject to the Beneficial Ownership Limitation, the Selling Stockholder can convert the outstanding amount of the Convertible Debenture into shares of Common Stock by delivering a conversion notice to the Company. Therefore, the “Shares of Class A Common Stock Owned Before the Offering” column states that the Selling Stockholder beneficially owned 366,045 shares of Common Stock as of the date of the prospectus, which represents the number of shares of Common Stock that may be issued to the Selling Stockholder upon conversion of the Convertible Debenture without exceeding the Beneficial Ownership Limitation. For additional clarity, the Company has amended in Amendment No. 1 the column headings of the referenced table to refer to “Shares of Class A Common Stock Beneficially Owned Before the Offering” and “Shares of Class A Common Stock Beneficially Owned After the Offering”, and has amended footnote (1) to provide that “As at the date of this prospectus, the Selling Stockholder is not the holder of record of any shares of Common Stock” (emphasis representing edits).

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If you have further comments, please feel free to contact our counsel Mario Schollmeyer of Sullivan & Cromwell LLP by email at schollmeyerm@sullcrom.com or by phone at (212) 558-3287.

Sincerely,

/s/ Marc D’Annunzio
Marc D’Annunzio
General Counsel

cc:	Andrew Main, Bakkt Holdings, Inc.
Akshay Naheta, Bakkt Holdings, Inc. Paul Simmons, Bakkt Holdings, Inc. Jared Fishman, Sullivan & Cromwell LLP Matt Goodman, Sullivan & Cromwell LLP Mario Schollmeyer, Sullivan & Cromwell LLP